United States securities and exchange commission logo





                            April 3, 2023

       Francisco Salva
       President and Chief Executive Officer
       Azitra Inc
       21 Business Park Drive
       Branford, CT 06405

                                                        Re: Azitra Inc
                                                            Registration
Statement on Form S-1 Amendment No. 1
                                                            Filed March 20,
2023
                                                            File No. 333-269876

       Dear Francisco Salva:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No.1 to Form S-1 filed March 20, 2023

       Bayer Joint Development, page 64

   1. We note your response to our prior comment 6 and re-issue in part. Please revise your disclosure to clarify
that you have not negotiated a commercial license with Bayer and that you would only do
so in the event that Bayer decides to exercise the option.
 Francisco Salva
FirstName
Azitra Inc LastNameFrancisco Salva
Comapany
April       NameAzitra Inc
       3, 2023
April 23, 2023 Page 2
Page
FirstName LastName
Preclinical Data for ATR-01, page 64

2. We note your revised disclosure in response to prior comment 7. Please further revise to include narrative text to explain how Graphic B supports the conclusion that there is a tendency for improved stratum corneum thickness with mFlg. For instance, please revise to explain clearly what each axis represents. Also explain what the dots and lines represent and why there are two sets of entries (orange dots) for FT+FLG.
Financial Statements
Note 19. Subsequent Events, page F-32

3. Please revise to clearly state the status and timing of the board approval of your proposed forward stock split, and the fact that the financial statements have not been adjusted for that effect.
General

4. We note your response to prior comment 8; however, the Peak Sales Opportunity figure still remains in your cover graphic. Please revise.
       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Daniel K. Donahue, Esq.